RAYTEC DEVELOPMENT CORP.
#1104-750 West Pender Street
Vancouver, BC
V6C 2T8
Tel (604) 683-8610
Fax (604) 683-4499

November 17, 2004

United States Securities
and Exchange Commission
Division of Corporation Finance
450 Fifth Street N.W.
Washington, D.C.
20549

Exemption Number 82-3553

Dear Sirs:

Re: **Raytec Development Corp.**
British Columbia, Canada
<u>12g3-2(b) Exemption - 82-3553</u>

Please find enclosed additional documents required to be filed in connection with the above Exemption.

In this report I enclose the following:

1. News Release dated August 18, 2004;
2. News Release dated September 22, 2004;
3. BC Form 53-901F, Material Change Report dated September 22, 2004;
4. News Release dated November 15, 2004;
5. BC Form 53-901F, Material Change Report dated November 15, 2004;
6. TSX Venture Exchange bonus share approval letter;
7. Quarterly report for the quarter ended July 31, 2004.

I trust you will find the enclosed to be in order and if you have any questions please do not hesitate to contact the undersigned.

Yours truly,

RAYTEC DEVELOPMENT CORP.

Per:

Toni Vodola
Corporate Secretary

Enclosures

#82-3553

RAYTEC DEVELOPMENT CORP.

#1104-750 West Pender Street
Vancouver, BC
V6C 2T8
Tel: (604) 683-8610
Fax: (604) 683-4499

Trading Symbol: **TSX-V: RAY**
US: RAYTF

NEWS RELEASE

NEW EPA REGISTRATIONS

VANCOUVER, BC – August 18, 2004 --- Raytec Development Corp. (the "Company") is pleased to announce that Avantec Technologies Inc., a subsidiary of the Company, has received three new EPA registrations covering applications for food surface sanitation and industrial cooling systems. Avantec now has four active EPA registrations and is pursuing three additional registrations to expand the marketability of its products. According to Avantec's President & CEO, Bernardo N. Rico, "the new EPA registrations are a very important part of the commercialization process and allow us to pursue large markets such as food surface sanitation".

Avantec's core technology is covered by US Patent No. 6, 764,661 B1. This important patent is valid until May 21, 2022 and is entitled" DEVICE FOR PRODUCING AN AQUEOUS CHLORINE DIOXIDE SOLUTION". This patent grants the rights to exclude others from making, using, offering for sale or selling the invention throughout the United States. This patent will also be issued in Canada, Australia and Europe.

The new EPA registrations and the new patent demonstrate the uniqueness of Avantec's technology and Bernardo Rico adds, "these registrations provides Avantec with significant value and growth potential".

Avantec® is the registered trademark of Avantec Technologies Inc.

About Raytec Development Corp. (RAY) www.raytecgroup.com
Established in 1979, Raytec currently ranks as the leading manufacturer, developer and marketer of perishable-food control systems for the North America commercial grocery industry. Clients include such household names as: Albertson's, Fred Meyers, Lowes Foods, Safeway and Winn-Dixie. Raytec's technologies help the food industry improve profit margins by reducing product loss, enhancing product quality and controlling safe food processing.

About Avantec Technologies Inc. (AVV) www.avantecsafe.com
AVV is a manufacturer of specialty antimicrobials with particular emphasis on dry-media chlorine dioxide. Avantec's core technology, has EPA registration as a biocide for food surface sanitation and cooling towers and allows for the safe and low cost production of chlorine dioxide for a variety of uses, such as hard surface disinfecting, food processing and odor control. The Company is also pursing additional patents and product registration. AVV's manufacturing and laboratory facilities are located in Columbus, OH.

RAYTEC DEVELOPMENT CORP.

Per: "Jerry A. Minni"

Jerry A. Minni, President & CEO

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

#82-3555

RAYTEC DEVELOPMENT CORP.

#1104-750 West Pender Street
Vancouver, BC
V6C 2T8
Tel: (604) 683-8610
Fax: (604) 683-4499

Trading Symbol:	**TSX-V: RAY**
Pink Sheet:	**RAYTF**

NEWS RELEASE

VANCOUVER, BC – September 22, 2004 --Raytec Development Corp. (the "Company") announces that, subject to regulatory acceptance, it will issue 154,600 common shares at a deemed price of $0.13 per share to a director of the Company as consideration for guaranteeing US$75,000 (CDN$100,500) of the Company's existing bank operating line of credit.

About Raytec Development Corp. (RAY) http://www.raytecgroup.com
Established in 1979, Raytec currently ranks as the leading manufacturer, developer and marketer of perishable food control systems for the North American commercial grocery industry. Clients include such household names as Albertson's, Fred Meyer, Lowes Foods, Safeway and Winn-Dixie. Raytec's technologies help the food industry improve profit margins by reducing product loss, enhancing product quality and controlling safe food processing.

RAYTEC DEVELOPMENT CORP.

Per: "JERRY A. MINNI"

Jerry A. Minni, President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

#82-3553

BC FORM 53-901F (Previously Form 27)
FORM 27 (ALBERTA)

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA) AND SECTION 146(1) OF THE SECURITIES ACT (ALBERTA)

ITEM 1 REPORTING ISSUER

RAYTEC DEVELOPMENT CORP.
#1104-750 West Pender Street
Vancouver, BC
V6C 2T8
Tel: (604) 683-8610
Fax: (604 683-4499

ITEM 2 DATE OF MATERIAL CHANGE

September 22, 2004

ITEM 3 NEWS RELEASE

September 22, 2004 through the facilities of the TSX Venture Exchange.

ITEM 4 SUMMARY OF MATERIAL CHANGE

Bonus Shares

ITEM 5 FULL DESCRIPTION OF MATERIAL CHANGE

Raytec Development Corp. (the "Company") announces that, subject to regulatory acceptance, it will issue 154,600 common shares at a deemed price of $0.13 per share to a director of the Company as consideration for guaranteeing US$75,000 (CDN$100,500) of the Company's existing bank operating line of credit.

ITEM 6 RELIANCE ON SECTION 85(2) OF THE SECURITIES ACT (BC) AND SECTION 146(2) OF THE SECURITIES ACT (ALBERTA)

N/A

ITEM 7 OMITTED INFORMATION

N/A

ITEM 8 SENIOR OFFICERS

Jerry Minni – President & Director, Tel., 604-683-8610

ITEM 9 STATEMENT OF SENIOR OFFICER

The foregoing accurately discloses the material change referred to in this report.

Dated at Vancouver, B.C. this 22nd day of September, 2004.

JERRY A. MINNI, Director

IT IS AN OFFENCE UNDER THE SECURITIES ACT, THE SECURITIES REGULATION AND THE ALBERTA SECURITIES COMMISSION RULES FOR A PERSON OR COMPANY TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THE REGULATIONS THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

#82-3553

RAYTEC DEVELOPMENT CORP.

#1104-750 West Pender Street
Vancouver, BC
V6C 2T8
Tel: (604) 683-8610
Fax: (604) 683-4499

Trading Symbol:	**TSX-V: RAY**
Pink Sheet:	**RAYTF**

NEWS RELEASE

VANCOUVER, BC – November 15, 2004 -- Raytec Development Corp. (the "Company") announces that, further to its news release dated September 22, 2004 it has issued 154,600 common shares at a deemed price of $0.13 per share to a director of the Company as consideration for guaranteeing US$75,000 (CDN$100,500) of the Company's existing bank operating line of credit. The securities issued as part of the transaction are subject to a hold period expiring March 10, 2005.

About Raytec Development Corp. (RAY) http://www.raytecgroup.com
Established in 1979, Raytec currently ranks as the leading manufacturer, developer and marketer of perishable food control systems for the North American commercial grocery industry. Clients include such household names as Albertson's, Fred Meyer, Lowes Foods, Safeway and Winn-Dixie. Raytec's technologies help the food industry improve profit margins by reducing product loss, enhancing product quality and controlling safe food processing.

RAYTEC DEVELOPMENT CORP.

Per: "JERRY A. MINNI"

Jerry A. Minni, President

BC FORM 53-901F (Previously Form 27)
FORM 27 (ALBERTA)

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA) AND SECTION 146(1) OF THE SECURITIES ACT (ALBERTA)

ITEM 1 REPORTING ISSUER

RAYTEC DEVELOPMENT CORP.
#1104-750 West Pender Street
Vancouver, BC
V6C 2T8
Tel: (604) 683-8610
Fax: (604 683-4499

ITEM 2 DATE OF MATERIAL CHANGE

November 10, 2004

ITEM 3 NEWS RELEASE

November 10, 2004 through the facilities of the TSX Venture Exchange.

ITEM 4 SUMMARY OF MATERIAL CHANGE

Bonus Shares

ITEM 5 FULL DESCRIPTION OF MATERIAL CHANGE

Raytec Development Corp. (the "Company") announces that, further to its news release dated September 22, 2004 it has issued 154,600 common shares at a deemed price of $0.13 per share to a director of the Company as consideration for guaranteeing US$75,000 (CDN$100,500) of the Company's existing bank operating line of credit. The securities issued as part of the transaction are subject to a hold period expiring March 10, 2005.

ITEM 6 RELIANCE ON SECTION 85(2) OF THE SECURITIES ACT (BC) AND SECTION 146(2) OF THE SECURITIES ACT (ALBERTA)

N/A

ITEM 7 OMITTED INFORMATION

N/A

ITEM 8 SENIOR OFFICERS

Jerry Minni – President & Director, Tel., 604-683-8610

ITEM 9 STATEMENT OF SENIOR OFFICER

The foregoing accurately discloses the material change referred to in this report.

Dated at Vancouver, B.C. this 15th day of November, 2004.

JERRY A. MINNI, Director

IT IS AN OFFENCE UNDER THE SECURITIES ACT, THE SECURITIES REGULATION AND THE ALBERTA SECURITIES COMMISSION RULES FOR A PERSON OR COMPANY TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THE REGULATIONS THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

TSX venture EXCHANGE

#82-3553

November 10, 2004

Fax: 604-683-4499

Raytec Development Corp.
1104 – 750 West Pender Street
Vancouver, BC
V6C 2T8

Attention: Jerry A. Minni

Dear Sirs\Mesdames:

Re: RAYTEC DEVELOPMENT CORP. ("RAY")
Shares for Bonuses – Submission #97996

TSX Venture Exchange has accepted for filing the Company's proposal to issue 154,600 bonus shares to the following insider: Jerry Minni, in consideration of guaranteeing US$75,000 in the Issuer's extension to its existing bank operating line of credit.

This fax will be the only copy you receive. Should you have any questions, please contact the undersigned at (604) 643-6524 / FAX: (604) 844-7502 / EMAIL: colleen.chambers@tsxventure.com.

Yours truly,

C. Chambers

Colleen Chambers
Analyst
Listed Issuer Services

CC\nl

File: ::ODMA\PCDOCS\DOCP\1386612\1

BC FORM 51-901F

QUARTERLY REPORT AND YEAR END REPORT

Incorporated as part of: __X__ **Schedule A**

__X__ **Schedule B & C**

ISSUER DETAILS:

NAME OF ISSUER:	Raytec Development Corp.
ISSUER'S ADDRESS:	1104 - 750 West Pender Street, Vancouver, B.C. V6C 2T8
ISSUER TELEPHONE NUMBER:	(604) 683-8610
CONTACT PERSON:	Jerry A. Minni
CONTACT'S POSITION:	President
CONTACT TELEPHONE NUMBER:	(604) 683-8610
FOR QUARTER ENDED:	July 31, 2004
DATE OF REPORT:	September 27, 2004

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C

"Jerry A. Minni"	Jerry A. Minni	"04/09/27"
DIRECTOR'S SIGNATURE	PRINT NAME IN FULL	DATE SIGNED (YY/MM/DD)
"Jerry M. Bella"	Jerry M. Bella	"04/09/27"
DIRECTOR'S SIGNATURE	PRINT NAME IN FULL	DATE SIGNED (YY/MM/DD)

RAYTEC DEVELOPMENT CORP.

CONSOLIDATED FINANCIAL STATEMENTS

JULY 31, 2004

(UNAUDITED)

PREPARED BY MANAGEMENT

RAYTEC DEVELOPMENT CORP.

CONSOLIDATED BALANCE SHEET AS AT JULY 31, 2004

ASSETS

	July 31, 2004	Oct. 31, 2003
CURRENT		
Cash and short term investments	$ 18,322	$ 54,598
Accounts receivable	420,341	689,177
Inventories	376,181	362,887
Prepaid expenses and deposits	42,841	33,337
	857,685	1,139,999
CAPITAL ASSETS (Note 3)	83,404	87,777
PATENTS, TRADEMARKS AND LICENCES	62,677	65,445
	$ 1,003,766	$ 1,293,221
LIABILITIES		
CURRENT		
Short term indebtedness (Note 4)	$ 425,518	$ 611,056
Accounts payable and accrued liabilities	789,936	1,377,098
Due to a director	460,118	292,261
Deferred revenue	272,672	265,384
Current portion of long-term debt	924,334	620,799
	2,872,578	3,166,598
SHARE SUBSCRIPTIONS	-	490,484
	2,872,578	3,657,082
SHAREHOLDERS' EQUITY		
SHARE CAPITAL (Note 5)	14,490,269	14,190,449
DEFICIT	(16,359,081)	(16,554,310)
	(1,868,812)	(2,363,861)
	$ 1,003,766	$ 1,293,221

APPROVED BY THE DIRECTORS:

"Jerry A. Minni" ____________

"Jerry M. Bella" ____________

The accompanying notes are an integral part of the financial statements.

PREPARED BY MANAGEMENT

RAYTEC DEVELOPMENT CORP.

CONSOLIDATED STATEMENT OF DEFICIT

FOR THE NINE MONTH PERIODENDED JULY 31, 2004

	THREE MONTHS ENDED JULY 31		NINE MONTHS ENDED JULY 31	
	2004	2003	2004	2003
DEFICIT, BEGINNING OF PERIOD	$(16,737,631)	$ (16,622,737)	$ (16,492,305)	$ (16,246,238)
NET INCOME (LOSS) FOR THE PERIOD	378,550	482,853	133,224	106,354
DEFICIT, END OF PERIOD	$(16,359,081)	$ (16,139,884)	$ (16,359,081)	$ (16,139,884)

The accompanying notes are an integral part of these financial statements.

PREPARED BY MANAGEMENT

RAYTEC DEVELOPMENT CORP.

CONSOLIDATED STATEMENT OF LOSS

FOR THE NINE MONTH PERIOD ENDED JULY 31, 2004

	THREE MONTHS ENDED JULY 31		NINE MONTHS ENDED JULY 31	
	2004	2003	2004	2003
SALES	$ 989,309	962,659	$ 2,662,973	$ 3,197,360
COST OF SALES				
Material, wages and subcontracts	646,765	646,212	1,674,385	2,252,895
GROSS PROFIT	342,544	316,447	988,588	944,465
OPERATING EXPENSES				
Investor communications	2,355	6,847	21,469	61,315
Office and miscellaneous	93,764	204,363	250,145	420,273
Professional fees	11,141	69,198	79,923	140,889
Rent	25,349	24,896	87,832	69,869
Sales and marketing	101,542	59,150	260,461	315,848
Telephone	17,804	17,503	52,373	43,331
Transfer agent and filing fees	4,723	3,833	33,939	15,305
Travel	9,701	8,004	23,397	22,762
Wages and employee benefits	206,802	153,902	448,193	411,588
	473,181	547,696	1,257,732	1,501,180
OPERATING LOSS	(130,637)	(231,249)	(269,144)	(556,715)
OTHER EXPENSES (INCOME)				
Amortization	2,071	(12,902)	20,668	42,523
Exchange loss (gain)	(89,493)	(762,980)	(108,059)	(895,069)
Interest expense	46,372	46,226	122,286	137,741
Gain (loss) on sale of equity interest	(491,243)	-	(491,243)	-
Other expenses	23,106	15,554	53,980	51,896
	(509,187)	(714,102)	(402,368)	(663,069)
NET INCOME (LOSS) FOR THE PERIOD	$ 378,550	$ 482,853	$ 133,224	$ 106,354
EARNINGS (LOSS) PER SHARE	$ 0.02	$ 0.02	$ 0.01	$ 0.01

The accompanying notes are an integral part of these financial statements.

PREPARED BY MANAGEMENT

RAYTEC DEVELOPMENT CORP.

CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION

FOR THE NINE MONTH PERIOD ENDED JULY 31, 2004

	THREE MONTHS ENDED JULY 31		NINE MONTHS ENDED JULY 31	
	2004	2003	2004	2003
OPERATING ACTIVITIES				
Net income (loss) for the period	$ 378,550	$ 482,853	$ 133,224	$ 106,354
Add items not involving cash:				
Amortization	2,071	(12,902)	20,668	42,523
	380,621	469,951	153,892	148,877
Cash provided (used) by net changes in non-cash working capital items	(409,640)	(360,818)	(303,039)	(511,726)
	(29,019)	109,133	(149,147)	(362,849)
FINANCING ACTIVITIES				
Proceeds from issuance of shares	-	7,200	299,820	140,600
Proceeds from share subscriptions	(78,784)	-	(490,484)	102,051
Long-term debt (net)	(3,148)	2,101	303,535	345,171
	(81,932)	9,301	112,871	587,822
INVESTING ACTIVITIES				
Acquisition of capital assets	-	-	-	(25,503)
INCREASE (DECREASE) IN CASH	(110,951)	118,434	(36,276)	199,470
CASH, BEGINNING OF PERIOD	129,273	104,892	54,598	23,856
CASH, END OF PERIOD	$ 18,322	$ 223,326	$ 18,322	$ 223,326

The accompanying notes are an integral part of these financial statements.

PREPARED BY MANAGEMENT

RAYTEC DEVELOPMENT CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JULY 31, 2004

1. NATURE OF OPERATIONS

The Company is engaged, in the distribution of perishable control systems for the retail and wholesale grocery industry in the development and marketing of products and processes for protection of perishable products and bacterial control.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) Principles of Consolidation

These financial statements present the financial position, results of operations and changes in financial position of the Company and its subsidiaries on a going concern basis in accordance with Canadian generally accepted accounting principles.

b) Revenue Recognition

Sales of perishable control systems are recorded upon substantial completion of performance. Performance is considered to be substantially complete upon shipment of goods.

c) Foreign Currency Translation

Transactions and balances in foreign currencies are translated into Canadian dollars using the temporal method. Accordingly revenue, expenses and non-monetary balances are translated at the rate of exchange prevailing at the transaction dates, and monetary balances are translated at the rate prevailing at the balance sheet date. Resulting exchange gains and losses are included in the determination of income.

d) Inventory

Inventory consists chiefly of component parts recorded at the lower of cost, determined on a first-in-first-out basis, and net realizable value.

e) Capital Assets

Amortization is recorded over the useful lives of the assets which are estimated to be as follows:

Property and equipment:	
Equipment	3 to 5 years
Furniture and fixtures	3 to 5 years
Leasehold improvements	3 years
Vehicles	3 to 5 years
Patents and trademarks	17 years

f) Goodwill

Goodwill arose upon the acquisition of shares in the subsidiaries and assets which represent the excess of the purchase prices over the fair market value of the underlying net tangible assets. Goodwill is amortized over 40 years by the straight-line method.

g) Deferred Development Costs

Costs incurred in the development of new products and processes for the protection of perishable foods and bacterial control are deferred until commencement of commercial production or abandonment of development. Where commercial production proceeds, the related costs are amortized over the estimated economic life of the product or process. Where development is abandoned, the related costs are written off.

h) Loss per Share

The loss per share is based on the weighted average number of shares outstanding during the year.

3. CAPITAL ASSETS

Capital assets consist of the following:

	2004	2003
Equipment	$ 269,246	$ 269,246
Furniture and fixtures	57,001	57,001
Vehicles	3,191	3,191
Leasehold improvements	98,242	98,242
	427,680	427,680
Less: Accumulated amortization	344,276	(339,903)
	$ 83,404	$ 87,777

4. SHORT TERM INDEBTEDNESS

The short term indebtedness is a line of credit with a limit of US $800,000, due on May 16, 2005 and secured by a first lien position on accounts receivable, contract rights, chattel paper, documents instruments, general intangibles, raw materials, work in progress, finished goods and proceeds thereof. The lien bears interest at 0.05% applied to the daily outstanding balance, equivalent to 1.5% per month.

5. SHARE CAPITAL

a) Authorized

100,000,000 Common shares without par value.

b) Issued and Fully Paid:

	Number of Shares	Amount
Balance October 31, 2003	7,177,305	$ 14,190,449
Private placement	1,681,000	299,820
Balance, July 31, 2004	8,858,305	$ 14,490,269

c) Warrants

As at July 31, 2004 the following warrants were outstanding:

Number or Warrants	Exercise Price	Expiry Date
681,000	$0.30	November 20, 2005
1,000,000	$0.19	March 8, 2006

d) Options

As at July 31, 2004, the following directors and employee stock options were outstanding:

Number of Options	Exercise Price	Expiry Date
350,000	$ 0.30	October 22, 2005

6. COMMITMENTS

Annual minimum rental obligations under an operating lease for premises are as follows:

2004	$ 73,750
2005	185,000
2006	110,000
	$ 368,750

SCHEDULE A: FINANCIAL INFORMATION

See attached financial statements of the Company for the period ended July 31, 2004.

1. Analysis of expenses and deferred costs:
   a) Breakdown of expenditures by major category:
      See Schedule A - Financial Statements

2. Related party transactions:
   a) There were no related party transactions during the period.

3. Summary of securities issued and options granted during the period:
   a) Securities issued during the period:
      No securities were issued during the period.

   b) Options granted during the period:
      No options were granted during the period.

4. Summary of securities at the end of the reporting period:
   a) Authorized capital stock:
      See Schedule A - Financial Statements - Note 5 (a).
   b) Issued capital stock:
      See Schedule A - Financial Statements - Note 5 (b).
   c) Options, warrants and convertible securities outstanding:
      See Schedule A - Financial Statements - Note 5 (c).
   d) Shares in escrow of subject pooling:
      There are no shares subject to escrow or a pooling agreement.

5. List of directors and officers
   a) Directors:
      Jerry A. Minni
      Robin D.A. Blues
      Jerry M. Bella
   b) Officers:
      Jerry A. Minni - Chairman, President, Chief Executive Officer, Chief Financial Officer
      Toni Vodola - Secretary

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

Description of the Business

The Company is a leading manufacturer, developer and marketer of perishable food control systems and antimicrobial products. As a result of various acquisitions and technological developments the three key components of the Company's business are defined as follows:

- *Core Business* - Manufacture, development and marketing of misting, humidification and water treatment equipment for the retail and food storage industry.
- *Service* - Installation, preventive maintenance and emergency service through a well-trained network of field technicians.
- *Antimicrobials* - Manufacture and marketing of a proprietary line of chlorine dioxide-based products for all aspects of food processing and sanitation.

Discussion of Operations and Financial Conditions

The Company's consolidated revenues for the third quarter was $989,309, up from $962,654 for the comparative period. The Company is projecting an overall increase in sales in our core business in fiscal 2005. The sales in the antimicrobial division were less than anticipated due to delays in registration of products.

Manufacturing and installation costs for the third quarter were 65.4% of revenues, down 1.71% from the comparative period. The change was attributed to product mix.

General and administrative expenses were down 9.0% the same period during the third quarter. The Company continues to seek ways to decrease its administrative costs each year.

Selling and marketing expenses remained increases as compared to comparable period. The Company is seeking to increase its minority share.

The Company did not undertake any material investing activities during the first quarter.

During the third quarter the Company reported an operating loss of $130,637 as compared to an operating loss of $231,249 for the comparative period. The Company's policy is to expense all development cost as incurred.

The Company has annual minimum rental obligations under leases for premises, which amount to $368,750 over the next three years.

The Company's technology subsidiary, Avantec Technologies Inc. is a public company and trades under the symbol AVV on the TSX Venture Exchange. The Company owns 29,300,000 shares of Avantec representing approximately 72% and continues to work closely with Avantec in developing applications for perishable control products.

The Company completed a private placement of 2,000,000 shares of its US subsidiary Raytec Corporation to net the US subsidiary US$340,000. The Company currently owns 80% of Raytec Corporation.

There were no legal proceedings against the Company during the first quarter.

The Company has not entered into an investor relations activity contract with an outside firm. The Company's investor relations activities involve addressing responses to shareholders of questions directed to the directors.

Subsequent Events

There were no material subsequent events at July 31, 2004.

Financings Conditions, Liquidity and Solvency

The Company utilized credit facilities available during the year and from time to time relies on the sale of its treasury shares to investors to raise the required capital to fund its operations and development. A number of factors affect the ability of the Company to sell shares to raise capital for its business activities. These include stock market conditions, the Company's previous record in such endeavors and the experience and reputation of its management.

The Company intends to continue to finance its growth and operations primarily through internal cash flow, equity offerings and short-term borrowings as required.

The Company's working capital deficiency at July 31, 2004 was $2,014,893. Included in this amount is $924,334 owed to a note holder. The Company continues to work with the note holder and is current with its scheduled payments. Also included in this amount is $460,118 owed to a director. After giving effect to the above two amounts the adjusted working capital deficiency is $630,441.